SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February 4, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ALERT: NT$600 MILLION REPURCHASE PROGRAM AUTHORIZED BY ChipMOS TAIWAN

Hsinchu, Taiwan, February 4, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services, today announced that Board of Directors of ChipMOS TECHNOLOGIES INC., (“ChipMOS Taiwan”, Taiwan Stock Exchange: 8150), the Company’s 58.3% owned subsidiary has authorized a share repurchase program with the total amount up to NT$600 million (approximately US$17.9 million).

Under the repurchase authorization, 15 million shares are authorized to be repurchased from the open market on the Taiwan Stock Exchange at or below NT$40.0 per share. The authorization is from February 5 to April 4, 2016. Shares purchased will either be used in ChipMOS Taiwan’s employee incentive program or cancelled.

“This latest repurchase authorization by the Board of Directors is inline with our capital allocation strategy and directly reflects our view that our shares are undervalued and represent a highly compelling investment opportunity. We continue to execute on our business, while keeping a focus on the longer-term, strategic initiatives that will help drive our continued growth and leadership success,” commented S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS and ChipMOS Taiwan.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (Taiwan Stock Exchange: 8150), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS Taiwan is a leader in Taiwan’s IC packaging and testing industry and has one of the world’s largest LCD driver capacity for packaging and testing. For more details, please refer to ChipMOS Taiwan’s website http://www.chipmos.com.tw.

Forward-Looking Statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.